Dykema Gossett PLLC Suite 300 39577 Woodward Avenue Bloomfield Hills, Michigan 48304 WWW.DYKEMA.COM Tel: (248) 203-0700 Fax: (248) 203-0763

D. Richard McDonald
Direct Dial: (248) 203-0859
Email: DRMCDONALD@DYKEMA.COM
September 25, 2009

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2008
Filed on March 12, 2009
File No. 000-22903

Dear Mr. Johnson:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated August 25, 2009 with respect to the Company’s Form 10-K For the Fiscal Year Ended December 31, 2008, Filed on March 12, 2009. I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.

Capitalized terms not defined in this letter have the meanings assigned to them in Form 10-K For the Fiscal Year Ended December 31, 2008, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1.	Business, page 1

1.	You indicate in risk factors that your success depends, in part, on certain proprietary intellectual property rights, and that you rely upon a combination of trade secret, copyright and trademark laws. Please tell us whether you are significantly dependent on one or more of the trademarks you reference. Please consider discussing the importance of intellectual property to your business in future filings. See Item 101(c)(1)(iv) of Regulation S-K.

Please be advised that the Company is not significantly dependent on the referenced trademarks. The Company currently discusses on page 5 of the 10K, under Business Strategy, and will continue to discuss in future filings, the importance of its intellectual capital and the development of proprietary methodologies.

California  |  Illinois  |  Michigan  |  Texas  |  Washington D.C.

Mr. Michael Johnson

September 25, 2009

2.	Your 10-K discloses that American Express and State Street Bank each accounted for 20% of your revenues in fiscal 2008. As such, it appears that you are substantially dependent upon your relationship with State Street Bank and American Express. Please discuss the material terms of your relationships with these entitles and advise of the consideration of filing any agreements with these entities as exhibits for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note that you have incorporated your shareholder agreement with State Street International Holdings as an exhibit.

In future filings, the Company will include some additional detail of the relationships with State Street Bank and American Express. Currently the Company provides information concerning its relationships with State Street Bank and American Express in several separate sections of the 10K, including information concerning the general nature of the relationship, the percentage of total revenue it represents, the risk to the Company of the loss of the relationships, and ability of these clients, as well as many of the Company’s other clients, to terminate the relationship with limited notice. The Company has entered into ordinary course Master Services Agreements with State Street Bank and American Express. The Company only provides services under the Master Services Agreements to the extent agreed to with the specific client from time to time pursuant to separate and distinct work orders, none of which is material individually. Accordingly, the Company does not believe that the Master Services Agreements constitute material agreements as described in Item 601(b)(10)(ii)(B) of Regulation SK. The Shareholder Agreement with State Street International Holdings is separate from the Master Services Agreement and was not made in the ordinary course of business. Accordingly, only the Shareholder Agreement has been filed as an exhibit.

Item 8.	Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Principles of consolidation, pages 61 and 62

3.	Describe your basis for consolidating the joint venture disclosed within this footnote. Cite the accounting literature that supports your accounting (e.g., FIN 46(R) or ARB 51/FASB 141R). We also noted your Risk Factor disclosures in your Form 10-Q for the period ended June 30, 2009 that discusses State Street Bank’s right to purchase your interest in the joint venture. Please explain how this right impacted your conclusion to consolidate the joint venture. Tell us your consideration of paragraph 16(d) of FIN 46R. In addition, tell us your consideration of the disclosure requirements outlined in paragraph 23 of FIN 46(R).

California  |  Illinois  |  Michigan  |  Texas  |  Washington D.C.

Mr. Michael Johnson

September 25, 2009

Syntel Delaware, LLC, (Syntel Delaware) is a 100% subsidiary of Syntel Inc and 49% shareholder of the joint venture (JV) entity State Street Syntel Services (Mauritius) Limited (SSSSML) formerly known as Syntel Solutions (Mauritius) Limited. State Street International Holdings (‘State Street’) and Syntel Delaware (a 100% subsidiary of Syntel) respectively hold 51% and 49% of the common stock of Syntel Mauritius. Syntel Delaware has a variable interest in SSSSML as they are entitled to all the profits and solely responsible for all losses incurred by Syntel Mauritius even though it holds only 49% in the Joint Venture entity.

FIN 46 (R), Para 14 “Consolidation Based on Variable Interests” states that an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Further, the provisions of FIN 46R and in particularly paragraph 5 of the Interpretation states that the “entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in paragraph 5 (a), (b), or (c) exist and paragraph 5 (a) further states that “the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.”

Syntel Delaware also has a continuing obligation and commitment to fund the operations of Syntel Mauritius (SSSSML) and its subsidiaries. Thus based on the above facts and the underlying GAAP requirement under FIN46R, the JV is consolidated with Syntel Delaware which is a 100% Subsidiary of Syntel Inc.

State Street’s right to purchase Syntel’s interest in the joint venture is effective from the date following the fifth anniversary of the Shareholder’s Agreement i.e. from February 2010. This future right of State Street does not impact the status of Syntel Delaware (a 100% subsidiary of Syntel) as the primary beneficiary and accordingly the JV has been continued to be consolidated as such, based on the FIN46R provisions.

Based on the facts as explained above, the provision of Para 16(d) of FIN 46(R) is not applicable to Syntel as the variable interest entity is already being consolidated by Syntel Delaware, which is a 100% subsidiary of Syntel Inc.

Para 23 of FIN 46(R) describes the disclosure by the primary beneficiary required under FIN 46(R) in addition to other standards. The disclosure referenced in Item a. of Para 23 is provided under the ITEM IA Risk Factors. Further in future filings, we will enhance and reorganize the financial statement disclosures for more clarity. Items b. and c. of Para 23 are not applicable to the variable interest entity of Syntel.

California  |  Illinois  |  Michigan  |  Texas  |  Washington D.C.

Mr. Michael Johnson

September 25, 2009

Item 9A.	Controls and Procedures

Disclosure Controls and Procedures

4.	We believe your disclosure should be reorganized for clarity. We suggest that you provide the complete definition of disclosure controls and procedures when first used; alternatively, you may cite to Rule 13a-15(e). In this regard, we note that your first paragraph addresses the evaluation of your disclosure controls and procedures but sets forth only a partial definition of the term; however, your second paragraph contains the complete definition provided in Rule 13a-15(e). The conclusions of your CEO and CFO in the final paragraph entitled “Conclusions” should be complete and unambiguous. Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). This comment also applies to your reports filed on Form 10-Q for the quarters ended March 31 and June 30, 2009.

As requested, in future filings, we will reorganize the disclosure in this item for clarity. We confirm that our disclosure controls and procedures meet the requirements of Rule 13a-15(e) for the requested periods.

Limitations on the Effectiveness of Controls, page 47

5.	We note your statement that a “control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. This comment also applies to your reports filed on Form 10-Q for the quarters ended March 31 and June 30, 2009.

As requested, in future filings, we will enhance the disclosure to state more clearly to the effect that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officers and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Changes in Internal Controls Over Financial Reporting, page 48

6.

You state that from “the date of the Controls Evaluation to the date of this Report, there have been no significant changes in Internal Controls or in other factors that have materially affected or could materially affect our Internal Control over financial

California  |  Illinois  |  Michigan  |  Texas  |  Washington D.C.

Mr. Michael Johnson

September 25, 2009

reporting.” Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your fourth fiscal quarter of 2008. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

As requested, in future filings, we will conform our disclosure to comply with Item 308(c) of Regulation S-K. We also confirm that there were no changes in our internal control over financial reporting during our fourth fiscal quarter of 2008

Item 11.	Executive Compensation (incorporated from definitive proxy materials)

Executive Compensation

Compensation Discussion and Analysis, page 9

General

7.	Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2008. For example, we note minimal discussion and analysis of how the Committee determined specific annual cash incentive awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

As requested, in future filings, we will enhance our compensation discussion and analysis to provide expanded analysis and take into consideration the recommendations in comment 7 in revising this disclosure.

8.

Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact on other elements. See Item 402(b)(I)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with

California  |  Illinois  |  Michigan  |  Texas  |  Washington D.C.

Mr. Michael Johnson

September 25, 2009

the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

As requested, in future filings, we will enhance our compensation discussion and analysis to provide clearer disclosure of how each compensation component fits into our overall compensation objectives, and take into consideration the other recommendations in comment 8 in revising this disclosure.

9.	Please expand your discussion to provide additional analysis of the effect of individual performance on cash compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

As requested, in future filings, we will enhance our compensation discussion and analysis to provide additional analysis of the effect of individual performance on cash compensation, and take into consideration the other recommendations in comment 9 in revising this disclosure.

10.	We note that you establish targets and performance goals for your named executive officers. You should disclose the targets and performance goals established for 2008. Similarly, you should disclose the target levels with respect to the specific performance-related factors you identify, namely GAAP revenue and diluted earnings per share. If you believe that disclosure of the targets and performance goals is not required because it would result in competitive harm such that targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide an analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

We do not disclose our performance targets because it would signal our strategic focus areas and impair our ability to leverage these areas for competitive advantage. Performance targets of executive officers include but are not limited to revenue by specific client, revenue by specific geography, revenue by specific type of service, new client targets, specific tax planning targets, handling of

California  |  Illinois  |  Michigan  |  Texas  |  Washington D.C.

Mr. Michael Johnson

September 25, 2009

individual contract matters, and hiring within specific areas of the company. Knowledge of the targets could be used by competitors to take advantage of insight into specific areas to target the recruitment of key skills and personnel from the Company. In addition to the harm of our competitors targeting our talent pool, our higher customer concentration relative to our top 3 and top 10 customers versus the customer concentration of our main competitors would make it easier for our competitors and clients to use specific targets and performance goals to understand our future targets and strategies for specific customers and allow our competitors and clients to use such specific disclosure to our detriment. Disclosing the specific targets and metrics used in the qualitative assessment made by management would give our competitors our insight to key market dynamics and areas that could be used against the Company competitively by industry consultants or competitors targeting our existing and potential customers.

11.	The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of some stock awards granted in fiscal 2008 relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

As requested, in future filings, we will enhance our compensation discussion and analysis to provide further disclosure concerning any differences in compensation policies with respect to individual named executive officers, and take into consideration the other recommendations in comment 11 in revising this disclosure.

12.	We note your use of peer group analysis and third party survey data. Please clarify whether you use specific peer group compensation percentiles in making compensation decisions. If so, please clarify what consideration you gave to disclosing the actual percentiles for fiscal 2008 compensation and each benchmarked element of compensation. Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.

The Company does not use specific peer group compensation percentiles in making compensation decisions. However, as currently disclosed in our Proxy Statement (under Compensation Policy, Programs and Components – Base Salary), (i) base salaries for named executive officers based in India are targeted, by the Compensation Committee of the Board, to generally correspond with or be higher than the median of the range of salaries in the Market Data, and (ii) base salaries for named executive officers outside of India are targeted, by the Compensation Committee of the Board, to generally correspond with the median of the range of salaries in the Market Data.

California  |  Illinois  |  Michigan  |  Texas  |  Washington D.C.

Mr. Michael Johnson

September 25, 2009

13.	You indicate that base salary, target annual cash incentives and target long-term equity awards are set after evaluation peer group companies “of similar revenue size in the IT industry.” Please identify the companies used to benchmark the compensation of your named executive officers. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The peer group companies referenced in this disclosure for past compensation survey data that is provided exclusively to and used by our Compensation Committee included the same peer group companies identified as constituting the Peer Group for purposes of the Performance Graph disclosed under Item 5 of the 10-K to the extent executive compensation information is publicly available for such companies. Some of the peer group companies have substantially higher revenue than us. The past compensation survey data has also included average compensation data determined to be relevant by the independent third party survey data provider for companies that are not specifically disclosed by reason of confidentiality agreements between the survey data provider and the specific companies. In future filings, we will use an expanded set of peer group companies and we will separately identify in the CD&A the peer group companies, to the extent disclosed to us by the independent third party survey data provider, used for purposes of evaluating base salary, target annual cash incentives and target long-term equity awards. Note that the Chairman or CEO/President reviews the performance of the other Named Executive Officers that report to each of them respectively on an annual basis and makes recommendations on their compensation to the Compensation Committee. The Compensation Committee then reviews these recommendations along with other Market Data and third party compensation survey data sourced independently by the Committee. The Compensation Committee then independently finalizes and approves executive compensation for all executive officers. The Compensation Committee also recommends to the Board, outside the presence of the CEO, for approval the annual compensation package for the CEO.

Item 13.	Certain Relationships and Related Transactions, and Director Independence, page 50

14.	Your annual report should include a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.

As requested, in future filings, we will include a discussion of our policies and procedures for the review, approval, or ratification of any related party transactions required to be reported under paragraph (a) of Item 404 of Regulation S-K, and take into consideration the other recommendations in comment 14 in revising this disclosure.

California  |  Illinois  |  Michigan  |  Texas  |  Washington D.C.

Mr. Michael Johnson

September 25, 2009

Item 15.	Exhibits and Financial Statement Schedules, page 51

15.	We note that the identification of the certifying individuals at the beginning of Exhibits 31.1 and 31.2 as required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual’s title. This comment also applies to your reports filed on Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009.

As requested, in future filings, we will modify Exhibits 31.1 and 31.2 so that the identification of the certifying individuals at the beginning of the certifications does not include the individual’s title.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (248) 203-0859 with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

DYKEMA GOSSETT PLLC

D. Richard McDonald

cc:	Daniel M. Moore

California  |  Illinois  |  Michigan  |  Texas  |  Washington D.C.